Page 1 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2004

              AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                             4th Floor, Forum House
                                Grenville Street
                                   St. Helier
                                 Jersey JE2 4UF
                                 Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                      Form 20-F   X           Form 40-F
                                -----                   -----

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                         Yes                    No   X
                             -----                 -----



            The Exhibit Index to this Form 6-K is located on page 3.

                                                               Page 2 of 8 Pages

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         AIRCRAFT LEASE PORTFOLIO
                                         SECURITISATION 92-1 LIMITED


Date: February 19, 2004                   By:  /s/ Frederick W. Bradley, Jr.
                                            ------------------------------------
                                            Name:   Frederick W. Bradley, Jr.
                                            Title:  Director

                                                               Page 3 of 8 Pages


                                  EXHIBIT INDEX


                                                                    Sequentially
                                                                        numbered
                                                                            page
                                                                            ----
                                Title of Document


Aircraft  Lease  Portfolio  Securitisation  96-1  Pass  Through  Trust
Statement to Certificateholders dated February 17, 2004 .......................4

                                                               Page 4 of 8 Pages

                 Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement To Certificateholders


------------------------------------------------------------------------------------------------------------------------------------
                                                       DISTRIBUTIONS IN DOLLARS
------------------------------------------------------------------------------------------------------------------------------------

                                  PRIOR                                                                                   CURRENT
               ORIGINAL       PRINCIPAL                                                      REALIZED      ACCRETED      PRINCIPAL
  CLASS      FACE VALUE         BALANCE      INTEREST    PRINCIPAL     PREMIUM     TOTAL      LOSSES      INTEREST        BALANCE
  -----   --------------    ------------   -----------   -----------   -------  ------------   -------    ----------   -------------

    A     25,000,000.00    8,058,362.74      11,043.31          0.00      0.00     11,043.31      0.00         0.00     8,058,362.74
    A     60,000,000.00   19,340,070.41      26,503.96          0.00      0.00     26,503.96      0.00         0.00    19,340,070.41
    A    160,673,000.00   51,790,452.34      70,974.50          0.00      0.00     70,974.50      0.00         0.00    51,790,452.34
    B     56,868,750.00   40,063,750.00      76,204.59          0.00      0.00     76,204.59      0.00         0.00    40,063,750.00
    B              0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00
    C     50,044,500.00   39,559,903.71      89,751.53          0.00      0.00     89,751.53      0.00         0.00    39,559,903.71
    D     40,945,500.00   34,022,700.00           0.00          0.00      0.00          0.00      0.00         0.00    34,022,700.00
   E-1    82,918,250.00   82,918,250.00           0.00          0.00      0.00          0.00      0.00         0.00    82,918,250.00
   E-2             0.00            0.00           0.00          0.00      0.00          0.00      0.00         0.00             0.00



------------------------------------------------------------------------------------------------------------------------------------
TOTALS   476,450,000.00  275,753,489.20     274,477.89          0.00      0.00    274,477.89      0.00         0.00   275,753,489.20
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------     ------------------------
                                FACTOR INFORMATION PER $1000 OF ORIGINAL FACE                                    PASS-THRU RATES
-------------------------------------------------------------------------------------------------------     ------------------------
                           PRIOR                                                                CURRENT
                       PRINCIPAL                                                              PRINCIPAL
CLASS       CUSIP        BALANCE     INTEREST    PRINCIPAL        PREMIUM        TOTAL          BALANCE      * CURRENT          NEXT
-----   ---------    -----------     --------    ---------       --------     ---------    ------------     ----------    ----------

A       02109PAA8     322.334510     0.441732     0.000000       0.000000      0.441732      322.334510      1.995000%     1.995000%
A       U02029AA1     322.334507     0.441733     0.000000       0.000000      0.441733      322.334507      1.995000%     1.995000%
A       02109PAE0     322.334508     0.441733     0.000000       0.000000      0.441733      322.334508      1.995000%     1.995000%
B       0219PAF7      704.494999     1.340008     0.000000       0.000000      1.340008      704.494999      2.575000%     2.575000%
B       U02029AB9       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000      2.575000%     2.575000%
C       02109PAG5     790.494534     1.793434     0.000000       0.000000      1.793434      790.494534      2.975000%     2.975000%
D       02109PAH3     830.926475     0.000000     0.000000       0.000000      0.000000      830.926475     13.750000%    13.750000%
E-1     AL9601108   1,000.000000     0.000000     0.000000       0.000000      0.000000    1,000.000000     10.000000%    10.000000%
E-2     AL9601109       0.000000     0.000000     0.000000       0.000000      0.000000        0.000000     10.000000%    10.000000%





------------------------------------------------------------------------------------------------------------------------------------

SELLER:                                   N/A                                             ADMINISTRATOR:          Michele Voon
SERVICER:                       Babcock & Brown Limited                                                           Deutsche Bank
LEAD UNDERWRITER:                    Lehman Brothers                                                            4 Albany Street
RECORD DATE:                         January 31, 2004                                                          New York, NY 10006
DISTRIBUTION DATE:                  February 17, 2004                                FACTOR INFORMATION:         (800) 735-7777
------------------------------------------------------------------------------------------------------------------------------------
* Current Libor has been updated to reflect correct rate.


                                                               Page 5 of 8 Pages
                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders



------------------------------------------------------------------------------------------------------------------------------------
                                                   ISSUE / COLLATERAL DETAIL REPORT
Distribution                     17-Feb-04
------------------------------------------------------------------------------------------------------------------------------------

1. COLLATERAL SUMMARY:
----------------------

   1.1. DUE PERI0D 01-Jan-2004  to  31-Jan-2004

   1.2. ADDITIONAL REPORTED ITEMS

        Initial Appraised Value of all Aircraft.......................................................................320,510,000.00

        Aircraft Book Value...........................................................................................247,472,407.50

        Rentals, Interest and Other Payments in Arrears...................................................................437,981.00

        Is there an existing Event of Default?.................................................................................YES *

        Number of Registration Defaults.........................................................................................0.00

        Has an Enforcement Notice been Issued?....................................................................................NO

        WFC Aircraft Sale Date...................................................................................................n/a

        WFC Aircraft Payment Default Date........................................................................................n/a

2. SUMMARY OF AVAILABLE FUNDS
-----------------------------
   2.1. COLLECTIONS
        Interim deposits, withdrawals and transfers Rents, Interest, Deferred Debt & Other................................844,265.00

        Swap Receipts...........................................................................................................0.00

        Collections applied to excess aircraft Maintenance Expenses.............................................................0.00

        Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account...0.00

        Transfer of Maintenance Reserve Receipts to Lessee Funded Account.......................................................0.00

        Transfer of Security Deposit Receipts to Lessee Funded Account..........................................................0.00

        Proceeds from sale or other disposition of any Aircraft, Engine or other asset..........................................0.00

        Remaining Aircraft Purchase Account funds after Aircraft Sale Date......................................................0.00

                                                                                                                        ------------
                                                                                               Sub Total:                 844,265.00

        Payment Date deposits and transfers
            Investment Earnings:
               Collections Sub Account.....................................................................................15,897.20
               Expense Account..................................................................................................0.00
               Aircraft Purchase Account........................................................................................0.00
               Class D Note Interest Reserve Account............................................................................0.00
               Contingency Reserve Account....................................................................................958.61
               Maintenance Reserve Account......................................................................................0.00
               Security Deposit Account.........................................................................................0.00
                                                                                                                           ---------
            Total Investment earnings for all accounts.....................................................................16,855.81

            Investment Earnings retained within Maintenance Reserve Account.....................................................0.00

            Investment Earnings retained within Security Deposit Reserve Account................................................0.00
                                                                                                                           ---------
                                                                                                                                0.00
                                                                                                                        ------------
                                                                                               Sub Total:                 861,120.81


----------------------------
* The  company  had  insufficient  funds to pay all of the  interest  due to the holders of the Class D Notes.  The arrears owed to Class D  Noteholders  for the
Due Period are  4,973,906.31.  See Item 1.2 "Interest  Amounts-Unpaid  Balance D
Note" below for total overdue interest owed to holders to Class D Notes.


Distribution           15-Jun-01

                                                               Page 6 of 8 Pages

2. SUMMARY OF AVAILABLE FUNDS (cont.)
-------------------------------------

   2.1. COLLECTIONS (cont.)
        After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers................................0.00

        After Enforcement Notice, Aircraft Purchase Acct. funds.................................................................0.00

        Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC
         Aircraft Payment Default Date..........................................................................................0.00
                                                                                                                        ------------
                                                                                                    Sub Total:            861,120.81


        Other Miscellaneous amounts
            For any aircraft which has undergone a total loss or for which the lease has been sold, conveyed or transferred:
               Available Maintenance Reserves Amount............................................................................0.00
               Available Security Deposit Amount................................................................................0.00

            Miscellaneous Other Proceeds........................................................................................0.00
                                                                                                                        ------------
               Available Collections transferred to the Transaction Account:..............................................861,120.81
                                                                                                                        ============
        Reserve Account transfers
            Maintenance Reserve Amount withdrawals from the Collection Sub-Account..............................................0.00

            Liquidity Reserve Amount withdrawals from the Collection Sub-Account........................................2,736,796.56

            Amounts withdrawn from the Class D Interest Reserve Sub-Account.....................................................0.00

            Amounts withdrawn from the Contingency Reserve Sub-Account..........................................................0.00
                                                                                                                        ------------
               Total Amounts transferred to the Transaction Account:....................................................3,597,917.37
                                                                                                                        ============
   2.2. PAYMENTS FROM TRANSACTION ACCOUNT

   *    Required Expense Amount plus Additional Company Expenses, Fees and Taxes........................................3,323,439.48
        Amounts transferred to the Collection Account for Maintenance Reserve Amount............................................0.00
        Swap Payments due to Swap Provider0.00
        Amounts transferred to the Collection Account for Liquidity Reserve Amount..............................................0.00
        Amounts transferred to the Class D Note Interest Reserve Account........................................................0.00
        Aggregate Swap Breakage Costs...........................................................................................0.00
        Current plus prior unpaid Annual Dividends..............................................................................0.00
        Deposit to the Lessee Funded Account for funds previously transferred from the Lessee Funded Account according to
         Clause 7.07(a)(iv) of the Deed of Charge...............................................................................0.00
                                                                                                                         -----------
                                                                                                                        3,323,439.48

        Payments to Noteholders...........................................................................................274,477.89
                                                                                                                        ------------
                                               Total payments from the Transaction Account:.............................3,597,917.37
                                                                                                                        ============

   *    Monthly withdrawal from Collection Account for Carotene Account....................................................21,177.80


                                                               Page 7 of 8 Pages
                    Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

--------------------------------------------------------------------------------
                       CERTIFICATE PAYMENTS DETAIL REPORT
Distribution Date:               17-Feb-04
--------------------------------------------------------------------------------

1. PAYMENT CALCULATIONS SUMMARY:
--------------------------------

   1.1. INDICES
            Current LIBOR Index Rate.....................................1.1250%
            Next LIBOR Index Rate........................................1.1250%



   1.2. INTEREST AMOUNTS

        CLASS               ACCRUED and UNPAID INTEREST AMOUNTS
        -----         -----------------------------------------------
                          Note           Other (1)            Total
                      ----------      ------------     --------------
        A Note        108,521.77        811,693.80         920,215.57

        B Note         76,204.59        340,737.88         416,942.47

        C Note         89,751.53        324,946.80         414,698.33

        D Note      5,335,397.50      1,255,959.01       6,591,356.51

        E Note     49,941,783.23              0.00      49,941,783.23
                   -------------      ------------     --------------
                   55,551,658.62      2,733,337.49     58,284,996.11
                   =============      ============     ==============



        CLASS                        UNPAID BALANCE
                      -----------------------------------------------
                          Note           Other (1)           Total
                      ----------      ------------     --------------
        A Note              0.00        811,693.80         811,693.80

        B Note              0.00        340,737.88         340,737.88

        C Note              0.00        324,946.80         324,946.80

        D Note      5,335,397.50      1,255,959.01       6,591,356.51

        E Note     49,941,783.23              0.00      49,941,783.23
                   -------------      ------------      -------------
                   55,277,180.73      2,733,337.49      58,010,518.22
                  ==============      ============      =============

        Notes: (1) 'Other' includes Step-Up, Default and Additional Interest.

   1.3. PRINCIPAL AMOUNTS

        CLASS          Target         Target    Additional  Target Amount
                      Balance         Amount     Principal    Shortfall
                  -------------    ------------ ----------  -------------
        A Note    34,721,916.67   44,466,968.82       0.00  44,466,968.82

        B Note    40,063,750.00            0.00       0.00           0.00

        C Note    35,256,100.00    4,303,803.71       0.00   4,303,803.71

        D Note    28,845,900.00    5,176,800.00       0.00   5,176,800.00
                  -------------   -------------       ----  -------------
                                  53,947,572.53       0.00  53,947,572.53
                                  =============      =====  =============

   1.4. OTHER AMOUNTS

              a) Class D Note Unpaid Makewhole Premium Amount...............0.00

              b) Class E Contingent Interest Amount.........................0.00

              c) Unpaid Annual Dividends Balance........................3,000.00

                                                               Page 8 of 8 Pages
                  Aircraft Lease Portfolio Securitization
                            96-1 Pass Through Trust

                        Statement to Certificateholders

---------------------------------------------------------------------------------------------------------------------------------
                                                    ADDITIONAL ITEMS REPORT
Distribution Date:               17-Feb-04
---------------------------------------------------------------------------------------------------------------------------------

1. ACCOUNT ACTIVITY SUMMARY:
----------------------------

   Note: Amounts reflect activity which has occured during the relevant Due
         Period, as well as transfers resulting from the current Payment Date.


   Name                                         Prior Balance        Deposits     Withdrawals   Adjustments        Balance
   ----------------------------------------     -------------    ------------    ------------   -----------  --------------
   COLLECTION ACCOUNT
    Collections Sub-Account*                    22,691,000.00      861,120.81    3,597,917.37        0.00     19,954,203.44
    Expense Sub-Account                                  0.00    3,302,261.68    3,302,261.68        0.00              0.00
    Aircraft Purchase Sub-Account                        0.00            0.00            0.00        0.00              0.00
    Class D Note Interest Reserve Sub-Account            0.00            0.00            0.00        0.00              0.00
    Contingency Reserve Sub-Account              1,400,000.00          958.61          958.61        0.00      1,400,000.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:  24,091,000.00    4,164,341.10    6,901,137.66        0.00     21,354,203.44

   LESSEE FUNDED ACCOUNT
    Segregated Maintenance Reserve Sub-Account           0.00            0.00            0.00        0.00              0.00
    Segregated Security Deposit Sub-Account              0.00            0.00            0.00        0.00              0.00
                                                -------------    ------------    ------------       -----    --------------
                                       TOTALS:           0.00            0.00            0.00        0.00              0.00


    Amounts held in respect of the Liquidity Reserve Amount within the Collection Account*....................19,954,203.44


2. MISCELLANEOUS:

   2.1. AIRCRAFT DETAILS


   Aircraft          Aircraft    Avg. Appraised          Date          Aircraft           Event     Event          Sale/Insurance
   Lessee        Serial Number         Value (1)      Appraised       Book Value           Date  Description (2)      Proceeds
   ------------- -------------   --------------     -----------    -------------     ----------  --------------     -------------

   N/A                     127             0.00     31-Jul-2003             0.00       8/2/1999          S           5,525,217.00
   N/A                     283             0.00     31-Jul-2003             0.00     12/20/2002          S          20,757,041.00
   N/A                   11287             0.00     31-Jul-2003             0.00       7/2/1999          S          12,646,518.00
   N/A                   22381             0.00     30-Jun-2003             0.00      7/24/1997          S          35,000,000.00
   Asiana                23869    16,080,000.00     31-Jul-2003    18,245,440.00                                              -
   Travel Service        23870    17,170,000.00     31-Jul-2003    18,734,785.00                                              -
   Skynet Airlines       24519    18,300,000.00     31-Jul-2003    19,283,082.50                                              -
   China Southern        24898    15,150,000.00     31-Jul-2003    16,811,882.50                                              -
   N/A                   24914             0.00     31-Jul-2003             0.00      10/1/2002          S          11,577,067.00
   Air Canada            24952    42,880,000.00     31-Jul-2003    52,373,995.00                                              -
   Air Canada            25000    42,430,000.00     31-Jul-2003    52,428,052.50                                              -
   Air 2000              25054    28,180,000.00     31-Jul-2003    33,894,052.50                                              -
   Meridiana             49785    12,460,000.00     31-Jul-2003    17,792,640.00                                              -
   Allegian Air          49786    13,170,000.00     31-Jul-2003    17,908,477.50                                              -
                                 --------------                   --------------                                    -------------
                                 205,820,000.00                   247,472,407.50                                    85,505,843.00
                                 ==============                   ==============                                    =============



  Notes: (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
         (2) Event Description Key:  S = sold, L = loss and PDE = Premium Disposition Event.
         (3) Aircraft Best Value is currently in review.



   2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

         None